                                                                   EXHIBIT 99.01


                          DESCRIPTION OF CAPITAL STOCK

GENERAL

     Immediately following the closing of this offering, our authorized capital stock will consist of 1,000,000,000 shares of common stock, $.00001 par value per share, and 5,000,000 shares of undesignated preferred stock, $.00001 par value per share. As of September 30, 2000, we had outstanding 114,752,858 shares of common stock, assuming the conversion of all outstanding preferred stock into common stock and the conversion of a convertible promissory note into 1,200,000 shares of common stock, which will occur upon the closing of this offering. As of September 30, 2000, we had approximately 374 shareholders.

COMMON STOCK

     DIVIDEND RIGHTS

     Subject to preferences that may apply to shares of preferred stock outstanding at the time, the holders of outstanding shares of common stock are entitled to received dividends out of assets legally available at the times and in the amounts that our board may determine from time to time.

     VOTING RIGHTS

     Each holder of common stock is entitled to one vote for each share of common stock held on all matters submitted to a vote of stockholders. We have not provided for cumulative voting for the election of directors in our certificate of incorporation. This means that the holders of a majority of the shares voted can elect all of the directors then standing for election. In addition, our certificate of incorporation and bylaws require the approval of two-thirds, rather than a majority, of the shares entitled to vote for some matters. For a description of these matters, see "-- Anti-Takeover Effects of Delaware Law and our Certificate of Incorporation and Bylaws" below.

     NO PREEMPTIVE, CONVERSION OR REDEMPTION RIGHTS

     Our common stock is not entitled to preemptive rights and is not subject to conversion or redemption.

     RIGHT TO RECEIVE LIQUIDATION DISTRIBUTIONS

     Upon a liquidation, dissolution or winding-up of our company, the holders of common stock are entitled to share in all assets remaining after payment of all liabilities and the liquidation preferences of any outstanding preferred stock. Each outstanding share of common stock is, and all shares of common stock to be issued in this offering when they are paid for will be, fully paid and nonassessable.

PREFERRED STOCK

     Following this offering, we will be authorized, subject to limitations imposed by Delaware law, to issue up to a total of 5,000,000 shares of preferred stock in one or more series, without stockholder approval. Our board is authorized to establish from time to time the number of shares to be included in each series, and to fix the rights, preferences and privileges of the shares of each wholly unissued series and any of its qualifications, limitations or restrictions. Our board can also increase or decrease the number of shares of any series, but not below the number of shares of that series then outstanding, without any further vote or action by the stockholders.

     The board may authorize the issuance of preferred stock with voting or conversion rights that could harm the voting power or other rights of the holders of the common stock. The issuance of preferred stock, while providing flexibility in connection with possible acquisitions and other corporate purposes, could, among other things, have the effect of delaying, deferring or preventing a change in control of Transmeta and might harm the market price of our common stock and the voting and other rights of the holders of common stock. We have no current plans to issue any shares of preferred stock.

WARRANTS

     As of September 30, 2000, we had outstanding warrants to purchase 2,066,432 shares of our common stock at a weighted average exercise price of $1.15 per share. The warrants are exercisable at any time up to their expiration date and expire variously from August 2001 through April 2008.

CONVERTIBLE PROMISSORY NOTE

     As of September 30, 2000, we had outstanding a promissory note in favor of IBM in the principal amount of $600,000. The note does not bear interest and will be converted into 1,200,000 shares of our common stock upon the closing of this offering.

REGISTRATION RIGHTS

     The holders of 73,174,342 shares of common stock issuable upon conversion of our preferred stock have the right to require us to register their shares with the Securities and Exchange Commission so that those shares may be publicly resold or to include their shares in any registration statement we file. In addition, the holder of 80,000 shares of common stock issued upon exercise of a warrant and the holders of 2,340,784 shares of common stock issuable upon exercise of warrants or the conversion of the promissory note in favor of IBM have piggyback registration rights.

     DEMAND REGISTRATION RIGHTS

     At any time six months after the closing of this offering, the holders of at least 20% of our shares of common stock having demand registration rights have the right to require that we register all or a portion of their shares. We are only obligated to file two registration statements in response to these demand registration rights. The first demand registration right exercised must cover a sale of securities with a total public offering price of at least $25 million and the second demand registration right exercised must cover a sale of at least $15 million of securities. We may postpone the filing of a registration statement for up to 120 days once in a 12-month period if we determine that the filing would be seriously detrimental to us and our stockholders. The underwriters of any underwritten offering will have the right to limit the number of shares to be included in a registration statement filed in response to the exercise of these demand registration rights due to marketing reasons.

     PIGGYBACK REGISTRATION RIGHTS

     If we register any securities for public sale, the stockholders with registration rights will have the right to include their shares in this registration, subject to specified exceptions. The underwriters of any underwritten offering will have the right to limit the number of shares registered by these holders under specified conditions.

     FORM S-3 REGISTRATION STATEMENTS

     The holders of the shares having demand registration rights can request that we register their shares if we are eligible to file a registration statement on Form S-3 and if the total price of the shares of common stock offered to the public is at least $500,000. These holders may only require us to file one Form S-3 Registration Statement in any 12-month period. We may postpone the filing of any registration statement for up to 120 days if we determine that the filing would be seriously detrimental to us and our stockholders, although we may exercise this right only once in any 12-month period.

     We will pay all expenses related to any demand or piggyback registration and up to two registrations on Form S-3, except for underwriters' discounts and commissions, which will be paid by the selling stockholders. The registration rights described above will expire eight years following the completion of this offering.

ANTI-TAKEOVER EFFECTS OF DELAWARE LAW AND OUR CERTIFICATE OF INCORPORATION AND BYLAWS

     The provisions of Delaware law, our certificate of incorporation and our bylaws may have the effect of delaying, deferring or discouraging another party from acquiring control of us.

     DELAWARE LAW

     We will be subject to Section 203 of the Delaware General Corporation Law regulating corporate takeovers. This section prevents some Delaware corporations from engaging, under some circumstances, in a business combination, which includes a merger or sale of more than 10% of the corporation's assets, with any interested stockholder, which is a stockholder who owns 15% or more of the corporation's outstanding voting stock, as well as affiliates and associates of the stockholder, for three years following the date that the stockholder became an "interested stockholder" unless:

     - the transaction is approved by the board before the interested stockholder attained that status;

     - upon consummation of the transaction that resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced; or

     - the business combination is approved by the board and authorized at a meeting of stockholders by at least two-thirds of the outstanding voting stock that is not owned by the interested stockholder.

     A Delaware corporation may opt out of this provision either in its original certificate of incorporation or in an amendment to its certificate of incorporation or bylaws approved by its stockholders. However, we have not opted out of this provision. The statute could prohibit or delay mergers or other takeover or change in control attempts and, accordingly, may discourage attempts to acquire us.

     CHARTER AND BYLAWS

     Our certificate of incorporation and bylaws provide that:

     - no action can be taken by stockholders except at an annual or special meeting of the stockholders called in accordance with our bylaws and stockholders may not act by written consent;

     - the approval of holders of two-thirds of the shares entitled to vote at an election of directors will be required to adopt, amend or repeal our bylaws or amend or repeal the provisions of our certificate of incorporation regarding the election and removal of directors and the ability of stockholders to take action;

     - stockholders may not call special meetings of the stockholders or fill vacancies on the board;

     - our board of directors will be divided into three classes serving staggered three-year terms. This means that only one class of directors will be elected at each annual meeting of stockholders, with the other classes continuing for the remainder of their respective terms;

     - directors may only be removed for cause by the holders of two-thirds of the shares entitled to vote at an election of directors; and

     - we will indemnify officers and directors against losses that they may incur in investigations and legal proceedings resulting from their services to us, which may include services in connection with takeover defense measures.

TRANSFER AGENT AND REGISTRAR

     The transfer agent and registrar for our common stock is ChaseMellon Shareholder Services.

LISTING

     Our common stock has been approved for quotation on the Nasdaq National Market under the trading symbol "TMTA."